

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Sandro Piancone
Chief Executive Officer
Hempacco Co., Inc.
9925 Airway Road
San Diego, CA 92154

> **Re: Hempacco Co., Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 4, 2022**
> **CIK No. 0001892480**

Dear Mr. Piancone:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 4, 2022

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

1. After you respond to the comments in this letter, we will continue to evaluate your response to prior comment 1. Please tell us, with a view to disclosure, of the material differences between your operations and the operations of Green Globe International, Inc. prior to and subsequent to the share exchange on May 21, 2021. For example, to what extent does the amount of your revenue differ from the amount of Green Globe's revenue prior to and subsequent to the share exchange. As another example, identify the management and board of directors of both Hempacco and Green Globe prior to and subsequent to the share exchange. If there is not such material difference, explain why Hempacco decided to file the registration statement instead of Green Globe.

<u>We may incur significant debt to finance our operations, page 12</u>

2. We note the disclosure in this risk factor that there is no assurance that you will not incur debt in the future or that you will not default on our debt. Please add a separate risk factor to highlight that you are currently in default. Also, disclose in the Prospectus Summary and the MD&A that you are in default. In this regard, we note the disclosure in Note 7 on page F-28 and in Note 10 on page F-29 that you are in default**.**

<u>Prior to this offering, we were majority-owned by Green Globe International, Inc., page 24</u>

3. We note your response to prior comment 6 and the disclosure in the second paragraph of this risk factor. Please revise to include a separate risk factor that discloses in greater detail the conflicts of interest. For example, we note your disclosure on page 7 about "acquisitions of companies and technologies aligned and synergistic with [y]our manufacturing technologies and growth objectives" and "hiring sales and other employees" and your disclosure on page 46 that that your CEO is also the CEO of other companies Also, discuss whether there are any procedures for dealing with conflicts of interest.

<u>Executive Compensation, page 50</u>

4. We note your response to prior comment 4. Please update your compensation disclosure to reflect the most recently completed fiscal year, such as the disclosure on page 51 about director compensation for the fiscal year ended December 31, 2020.

<u>Certain Relationships and Related Party Transactions, page 52</u>

5. Please disclose the principle followed in determining the amount of shares of common stock of the registrant issued for shares of common stock acquired from Green Globe International, Inc., the identity of the persons making the determination and their relationship with the registrant. Also, please disclose the amount of consideration paid to acquire 80% of Green Globe's outstanding preferred stock. In this regard, we note your disclosure on page 24 that by virtue of stock ownership of the common and preferred stock, the shareholders are able to control the election of the members of Green Globe's board of directors.

<u>Underwriting, page 53</u>

6. Please identify each underwriter having a material relationship with the registrant and state the nature of the relationship. For guidance, see Item 508(a) of Regulation S-K. In this regard, we note the disclosure on page F-31 that: (1) on August 11, 2021, the registrant signed an agreement with Boustead Securities "with respect to a number of proposed financing transactions, including the private placement of securities;" and (2) in December 2021 the registrant sold shares of common stock in a private offering.

Financial Statements
Notes to the Financial Statements
Note 1 - Organization, Business and Liquidity
Organization and Operations, page F-22

7.   We note your disclosure on page F-17 that GGII is the accounting acquirer and that the historical financials are "expected to be those of the Company". Clarify for us and confirm that the historical financial statements presented in this registration statement are those of Hempacco as opposed to GGII. Also, remove the reference of "expected to be" as those historical financials are already included.

8.   We also note in your disclosure on page F-17 that the transaction was treated as a reverse acquisition by GGII and resulted in a recapitalization with GGII being the accounting acquirer.   Please address each of the following:
   •   Clarify the business purpose of the transaction considering GGII appears to be a non-public shell company.
   •   Revise to clarify if the transaction was accounted for as a reverse recapitalization as opposed to a reverse acquisition and revise your disclosures as accordingly. Note, that reverse acquisition accounting is different than reverse recapitalization.
   •   Tell us how you reached the conclusion for your accounting treatment as GGII as the accounting acquirer as it appears that Hempacco should be the accounting acquirer. In this respect, the accounting acquirer would be reported as the predecessor which does not appear to be consistent your presentation of Hempacco as the predecessor with your conclusion as GGII as the accounting acquirer.
   •   Explicitly disclose and identify each party in the transaction including the accounting acquirer, accounting acquiree, legal acquirer, and legal acquiree. In this regard, we note that you identify GGII as both the accounting acquirer and legal acquirer on page F-17 and identify Hempacco as legal acquirer and legal acquiree.
   •   Finally, if determined that reverse recapitalization is appropriate, revise your footnote disclosures of the following factors considered to determine your accounting treatment on page F-17, including the following factors:
      ○   voting rights of each respective entity in the combined entity
      ○   how the board of directors of the combined entity is determined, and
      ○   the fact that the determined accounting acquiree, presumably GGII, had nominal operations and assets.

Exhibits

9.   Please file as exhibits the loan agreements mentioned on pages F-28 and F-29 and the agreement concerning the forbearance of the lender mentioned on page F-28. Also, file as exhibits the lease agreement with the related party and the agreement with Boustead Securities mentioned on pages 41 and F-31, respectively.

Sandro Piancone
Hempacco Co., Inc.
February 22, 2022
Page 4

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore, Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lance Brunson, Esq.